Capital One Financial Corporation 1680 Capital One Drive McLean, Virginia 22102-3491

August 15, 2011

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.W.

Washington, D.C. 20549

Re:	Capital One Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010, Filed March 1, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011, Filed May 10, 2011

File No. 001-13300

Request for Extension to Respond to Comment Letter Dated August 3, 2011

Dear Ms. Hayes:

We are responding to your letter dated August 3, 2011, with respect to the above-referenced filings. Pursuant to my telephone conversation with Kevin W. Vaughn, Accounting Branch Chief, on August 15, 2011, Capital One Financial Corporation (“Capital One”) hereby confirms its expectation that, on or about August 26, 2011, it will provide the Staff of the Division of Corporation Finance with Capital One’s responses to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please contact me at (703) 720-2176.

Sincerely,

/s/ ANGELA HAIRSTON
Angela Hairston
Director, Corporate Financial Reporting

cc:	Gary L. Perlin, Chief Financial Officer

John G. Finneran, General Counsel and Corporate Secretary

Scott Blackley, Controller and Principal Accounting Officer